November 17, 2009

To the Chairman and Board of Daystar Technology Inc.:

After today's board meeting it is clear that the board has chosen to remove me from the operations of the company by creating a committee of the board that has all members of the board on it except me.

I have watched the board act with total disregarded of it responsibility for disclosure to the shareholders of material events, even after repeated request for action on these events. These events are the removal of approximately 50% of the staff, and the lawsuit of the Newark landlord. The misrepresentations of the state of the CIGS technology.

The Company's executives have repeatedly given inaccurate information on the state of the company's technology and developments in presentations to investors and the public.

The Board took no action when the Executives violated the loan agreement for the 2 million dollars and the LO1 agreement with Epod Solar Inc.

The Board has allowed a complete falsification of resolution and of minutes of board meetings.

The board has allowed executives to completely ignore the corporate governance rules for filing accurate SEC filing and timely filings.

The Chairman of the Board allowed the executive's particularly the CFO during my time as CEO to usurp the office of the CEO with false statements to the staff and unauthorized action, and to direct staff without any approval from the board. There has been a complete refusal of the past and present chairman to address these issues at the board level.

The Company has been placed at great risk from the actions of the Board. This was done with the complete break down of corporate governance and regard for SEC rules and NASDAQ rules.

As a result of the above it is with great regret that I am immediately resigning from the Boards of directors of Daystar.

I will be forwarding a copy of this letter to the SEC, NASDAQ and the Auditors of the company.

Yours truly,

Michael Matvieshen